R. Scott Falk, P.C. To Call Writer Directly: (312) 862-2340 scott.falk@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 30, 2017

VIA EDGAR FILING

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Re:          Tronox Limited
Preliminary Proxy on Schedule 14A
Filed August 25, 2017
File No. 001-35573

Dear Mr. Ingram:

On behalf of Tronox Limited (“Tronox”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2017 (the “Comment Letter”), relating to the Preliminary Proxy on Schedule 14A (File No. 001-35573) originally filed by Tronox on June 30, 2017, as amended by Amendment No. 1 to the Preliminary Proxy on Schedule 14A filed on August 14, 2017 and by Amendment No. 2 to the Preliminary Proxy on Schedule 14A filed on August 25, 2017 (the “Preliminary Proxy”).

Concurrently with this letter, Tronox is filing a Definitive Proxy Filing on Schedule 14A (the “Definitive Proxy”), reflecting revisions in response to the Staff’s comments. The Definitive Proxy includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a copy of the Definitive Proxy marked against the August 25, 2017 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Definitive Proxy.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Tronox.

Beijing Boston Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Mr. Jay Ingram, Division of Corporation Finance, U.S. Securities and Exchange Commission August 30, 2017 Page 2

Unaudited Pro Forma Condensed Combined Financial Data of Tronox and Cristal, page 16

1.	The caption on this page says “Tronox and Cristal” but the 2015 data excludes Cristal so please expand the 2015 column heading to state “Excluding Cristal”.

Response:

In response to the Staff’s comment, the Definitive Proxy has been supplemented on page 16 to include the clarification that the 2015 column excludes Cristal.

Independent Auditor’s Report, page F-2

2.
We note your response to our comment number 4 from our letter dated August 21, 2017. The BDO report language should be revised so as not to imply the 2015 reconciliation (in part) correlates to the fair presentation of the 2016 financial statements.

Response:

In response to the Staff’s comment, the opinion paragraph of the BDO audit opinion on page F-2 of the Definitive Proxy has been modified to remove the implication that the 2015 reconciliation correlates to the fair presentation of the 2016 financial statements.

***

In addition, Tronox hereby acknowledges that:

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Preliminary Proxy effective, does not relieve Tronox from its full responsibility for the adequacy and accuracy of the disclosure in the Preliminary Proxy; and

•	Tronox may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Mr. Jay Ingram, Division of Corporation Finance, U.S. Securities and Exchange Commission August 30, 2017 Page 3

Please call me at (312) 862-2340 should you wish to discuss the matters addressed above or other issues relating to the Definitive Proxy. Thank you for your attention to this matter.

Very truly yours,

/s/ R. Scott Falk

cc:
Peter Johnston
Tronox Limited